ST. JOSEPH, INC.
4870 S. Lewis, Suite 250
Tulsa, OK 74105

August 20, 2008

Via Edgar and Facsimile

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Washington, DC 20549-3628

Re:	St. Joseph, Inc.
From 10-KSB for the Year Ended December 31, 2007
From 10-QSB for the period ended March 31, 2008
File No. 0-49936

Dear Mr. Gordon:

We are submitting this letter in response to your correspondence dated July 21, 2008 setting forth the staff’s comments regarding the above-referenced Form 10-KSB for the year ended December 31, 2007 (the “10-KSB”) and the Form 10-QSB for the period ended March 31, 2008 (the “10-QSB”)

Earlier today we have filed an amended Form 10-KSB (the “Amended 10-KSB”) with revisions made in accordance to our responses.

References in this letter to the “Company” “we” “us” or “our” mean St. Joseph, Inc.

1. Internal Control Over Financial Reporting

Earlier today, we filed the Amended 10-KSB with our management’s report on internal control over financial reporting. In this Amended 10-KSB, we also filed Principal Executive Officer and Principal Financial Officer certifications which included the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

2. Form Type.

With regard to the 10-QSB, we have reviewed our filing requirements and determined that no action is necessary as the 10-QSB contains all required material information . All further quarterly reports of the Company will be filed on Form 10-Q.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any further comments or questions.

Very truly yours,

ST. JOSEPH, INC.

/s/ Gerald McIlhargey
By: Gerald McIlhargey
Its: Chief Executive Officer